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                                          File No. 811-07931


          U.S. SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C.  20549


                         FORM N-8A

                NOTIFICATION OF REGISTRATION
           FILED PURSUANT TO SECTION 8(a) OF THE
               INVESTMENT COMPANY ACT OF 1940

             AMENDMENT NO. 1 TO ORIGINAL NOTIFICATION

     The undersigned is not an investment company and hereby notifies the Securities and Exchange Commission that the sole purpose of this amendment is to request that the Commission disregard the previously filed notification of registration on Form N-8A under the Investment Company Act of 1940, and in connection with that request submits the following information:

A.   Name:

     First Golden American Life Insurance Company of New York
       (Name on Original Filing:  Separate Account NY-B)

FIRST GOLDEN AMERICAN LIFE INSURANCE CO OF NEW YORK
B.   Address of principal business office:

          230 Park Avenue, Suite 966
          New York, New York  10169

C.   Telephone number:

          (212) 973-9647   (800) 963-9539

D.   Name and address of agent for service of process:

          Marilyn Talman, Esquire
          Vice President & Associate General Counsel
          First Golden American Life Insurance Company of New York 1001 Jefferson Street, Suite 400
          Wilmington, DE  19801


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Circumstances of Filing Original Form N-8A:

         First Golden American Life Insurance Company of New York
         ("First Golden") is not an investment company. The original notification of registration on Form N-8A was filed in error. See statement below.

         This amendment is being filed for the sole purpose of requesting that the Commission disregard the original notification of registration of First Golden as an Investment Company (File
         Number 811-07931) filed on Form N-8A on November 15, 1996. The original filing resulted in a registration that was unintentional and caused by a filing using the incorrect EDGAR CIK (0001026974). Our intention was to submit a notification of registration for Separate Account NY-B of First Golden. The original filing was prepared as a notification of registration for Separate Account NY-B, but was submitted in error using the CIK of First Golden instead of that of the separate account. Registration of the separate account was accomplished by submitting the Form N-8A using the correct CIK (0001027285), and the separate account was assigned the File Number 811-07935. That filing was followed by a subsequent filing on Form N-4 to register certain deferred variable annuity contracts under the 1940 Act. First Golden on behalf of Separate Account NY-B intends to maintain that registration.

         In that regard First Golden (CIK: 0001026974) has no need and had no intention on its own behalf of registration under the 1940 Act. Certain interests in First Golden's deferred variable annuity contracts are registered under the Securities Act of 1933 using CIK 0001026974 (File number 333-16279), but no subsequent registration statement was filed under the 1940 Act. We request that the Investment Company Act File Number 811-07931 assigned to First Golden be removed or deactivated.


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     Pursuant to the requirements of the Investment Company Act of
1940, the sponsor of the Registrant has caused this Amended
Notification of Registration to be duly signed on behalf of the Registrant in the City of Wilmington, State of Delaware, on the 10th day of December, 1998.

                              FIRST GOLDEN AMERICAN LIFE INSURANCE
                                        COMPANY OF NEW YORK

                              By:    /s/ Marilyn Talman
                                     ---------------------------------
                              Name:  Marilyn Talman
                              Title: Vice President, Associate Counsel
                                          and Assistant Secretary



Attest: /s/ David L. Jacobson
        -------------------------
Name:   David L. Jacobson
Title:  Senior Vice President